Nasdaq Regulation

Nasdaq

William Salttery, CFA
Vice President
Listing Qualifications

By Electronic Mail

August 11, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 6, 2020 The Nasdaq Stock Market (the "Exchange") received from Flux Power Holdings, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, par value $0.001 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

